                                                                       Exhibit 1

                DANAHER COMPLETES TENDER OFFER FOR ACME-CLEVELAND

   -------------------------------------------------------------------------

         WASHINGTON, D.C., July 3, 1996 -- Danaher Corporation (NYSE:DHR) announced today that it had successfully completed its $30 per share cash tender offer for all of the outstanding shares of Acme-Cleveland Corporation (NYSE:AMT).

         Danaher said that a total of approximately 5,768,177 common shares (including approximately 558,157 common shares subject to guarantees of delivery) and all of the outstanding preferred shares were tendered pursuant to the offer, which expired at 5:00 p.m., New York City time, on July 2, 1996. Danaher added that all properly tendered shares have been or will be purchased in accordance with the terms of the offer. The shares tendered, together with the shares currently owned by Danaher, constitute approximately 94% of Acme-Cleveland's outstanding common shares.

         As previously announced, any Acme-Cleveland shares not purchased in the tender offer will be acquired in a subsequent merger transaction at the same $30 per share cash price.

         As provided in the merger agreement, following the completion of the offer, Acme-Cleveland reconstituted its Board of Directors to consist of five members, three of whom are designees of Danaher, Steven M. Rales, Mitchell P. Rales and George M. Sherman.

         Acme-Cleveland Corporation manufactures and sells communication, motion control, and measurement products and systems, and related parts and services.

         Danaher Corporation is a leading manufacturer of Tools and Components, and Process/Manufacturing Controls.